Exhibit 99.1
Contact Information
Ida Yu
Investor Relations Manager
Tel: 86 (21) 5153 9463
Email: ir@htinns.com
http://ir.htinns.com
China Lodging Group, Limited Reports Third Quarter of 2010 Financial Results
•	Net Revenues for the third quarter increased 48.4% year-over-year to RMB506.1 million (US$75.6 million, note 1), exceeding guidance of RMB460 to RMB480 million

•	Net income attributable to China Lodging Group, Limited for the third quarter increased 298.3% year-over-year to RMB88.7 million (US$13.3 million)

•	Occupancy rate reached 95% and average daily rate (“ADR”) RMB218, resulting in revenue per available room (“RevPAR”) of RMB207, a 21.4% year-over-year increase

•	368 hotels were in operation and 167 hotels under development as of September 30, 2010

•	The Company raised guidance for full year net revenues growth to 38% to 39%, up from previously announced range of 35% to 37%
Shanghai, China, November 8, 2010 (GLOBE NEWSWIRE) — China Lodging Group, Limited (NASDAQ: HTHT) (“HanTing Inns and Hotels” or the “Company”), a leading economy hotel chain operator in China, today announced its unaudited financial results for the quarter ended September 30, 2010.
Third Quarter of 2010 Operational Highlights
•	During the third quarter of 2010, the Company opened 44 new hotels, including 13 net leased-and-operated hotels and 31 net franchised-and-managed hotels. As of September 30, 2010, the Company had 368 hotels in operation, consisting of 200 leased-and-operated hotels and 168 franchised-and-managed hotels. Our hotels in operation covered 55 cities in China as of September 30, 2010, compared with 51 cities at the end of the previous quarter.

•	As of September 30, 2010, the Company had a total pipeline of 167 hotels under development, including 76 leased-and-operated hotels and 91 franchised-and-managed hotels.

•	Shanghai World Expo (the “Expo”), held from May 1st to October 31st, 2010, led to increased demand for hotels in Shanghai. As of September 30, 2010, 23% of the

Company’s hotel rooms were in Shanghai.
•	The ADR, or average daily rate, was RMB218 in the third quarter of 2010, compared with RMB174 in the third quarter of 2009 and RMB196 in the previous quarter. The 24.8% year-over-year increase was mainly attributable to increased price outside of Shanghai as a result of our strengthening brand, increased travel demand in China, and price increase in Shanghai driven by the Expo. The sequential increase was mainly due to longer exposure to the Expo in Shanghai and our continuous improvement on price outside of Shanghai.
•	The occupancy rate for all hotels in operation was 95% in the third quarter of 2010, compared with 98% in the third quarter of 2009, and 98% in the previous quarter. The year-over-year and sequential decrease was mainly attributable to increased percentage of new hotels that were still in the ramp-up stage.

•	RevPAR was RMB207 in the third quarter of 2010, compared with RMB171 in the third quarter of 2009 and RMB192 in the previous quarter. The 21.4% year-over-year increase was attributable to the higher ADR, driven by improving economic conditions, our brand and the Expo. The sequential increase was mainly due to longer exposure to the Expo in Shanghai and our continuous improvement on ADR outside of Shanghai.

•	RevPAR for the hotels which had been in operation for at least 18 months was RMB220 for the third quarter of 2010, a 27.3% increase from RMB173 for the third quarter of 2009 for the same group of hotels. The improvement was caused by higher ADR, as we increased price outside of Shanghai by leveraging our strengthening brand, increased travel demand in China, and particularly in Shanghai during the Expo.
“We are pleased with our results this quarter as we continued to experience high growth in hotel expansion and achieved record RevPAR,” said Mr. Matthew Zhang, Chief Executive Officer of HanTing Inns and Hotels. “In the third quarter 2010, we continued our brand strengthening by further penetrating into new markets. Our HanTing Club had 2.3 million individual members as of September 30, 2010. We believe our enlarged customer base will fuel our long term growth.”
Third Quarter of 2010 Financial Results
Total revenues for the quarter were RMB535.0 million (US$80.0 million), representing a 48.2% increase year-over-year and a 15.3% increase sequentially. The increase was primarily due to our increased number of hotels and higher RevPAR.
Total revenues from leased-and-operated hotels for the third quarter of 2010 were RMB497.7 million (US$74.4 million), representing a 42.3% increase year-over-year as a result of increases in both the number of leased-and-operated hotels and RevPAR. As of September 30, 2010, we had 200 leased-and-operated hotels in operation, compared with 166 a year ago.

Total revenues from franchised-and-managed hotels for the third quarter of 2010 were RMB37.3 million (US$5.6 million), representing a 228.9% increase year-over-year due to the increased number of franchised-and-managed hotels as well as improved RevPAR. As of September 30, 2010, we had 168 franchised-and-managed hotels in operation, compared with 50 a year ago.
Net revenues for the third quarter of 2010 were RMB506.1 million (US$75.6 million), representing an increase of 48.4% year-over-year and an increase of 15.3% sequentially.
Total operating costs and expenses for the third quarter of 2010 were RMB402.4 million (US$60.1 million), compared to RMB304.1 million (US$44.5 million) in the third quarter of 2009 and RMB334.3 million (US$49.3 million) in the previous quarter. Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter increased 32.2% year-over-year to RMB399.1 million (US$59.6 million). The increase was mainly due to our business expansion. Major components of operating costs and expenses are described and discussed in more details below.
Hotel operating costs for the third quarter of 2010 were RMB311.1 million (US$46.5 million), compared to RMB256.3 million (US$37.5 million) in the third quarter of 2009 and RMB273.6million (US$40.4 million) in the previous quarter. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) were RMB310.7 million (US$46.4 million), representing 61.4% of net revenues, compared to 75.1% for the same quarter in 2009 and 62.3% in the previous quarter. The year-over-year decrease in hotel operating costs as a percentage of net revenues was mainly due to RevPAR improvement and rapid growth of the proportion of franchised-and-managed hotels in our hotel network.
Selling and marketing expenses for the third quarter of 2010 were RMB20.6 million (US$3.1 million), compared to RMB18.5 million (US$2.7 million) in the same quarter of 2009 and RMB16.5 million (US$2.4 million) in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were RMB20.3 million (US$3.0 million), or 4.1% of net revenues, compared to 5.4% for the same quarter in 2009 and 3.7% in the previous quarter.
General and administrative expenses for the third quarter of 2010 were RMB35.2 million (US$5.3 million), compared to RMB21.7 million (US$3.2 million) in the third quarter of 2009 and RMB25.6 million (US$3.8 million) in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB32.5 million (US$4.9 million), representing 6.4% of the net revenues, compared with 5.8% of the net revenues in the same period of 2009 and 5.3% in the previous quarter. The year-over-year and sequential increase in general and administrative expenses was primarily due to expansion of our business, and professional service fees associated with our becoming a public company.

Pre-opening expenses for the third quarter of 2010 were RMB35.5 million (US$5.3million), representing an increase of 372.6% year-over-year and an increase of 91.4% sequentially. The increase in pre-opening expenses was a result of the increased number of leased-and-operated hotels under construction during the quarter. Thirteen leased-and-operated hotels were opened during this quarter and another 66 were under construction at the end of the quarter, compared to 9 opened and 37 under construction as for the prior quarter.
Income from operations for the quarter was RMB103.7 million (US$15.5 million), compared to RMB37.1 million (US$5.4 million) in the third quarter of 2009 and RMB104.5 million (US$15.4 million) in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the quarter was RMB107.0 million (US$16.0 million), representing a 172.8% year-over-year increase.
Net income attributable to China Lodging Group, Limited for the quarter was RMB88.7 million (US$13.3 million), compared to RMB22.3 million (US$3.3 million) in the third quarter of 2009 and RMB79.7 million (US$11.8 million) in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to the China Lodging Group, Limited (non-GAAP) for the quarter increased 276.6% year-over-year to RMB92.0 million (US$13.7 million). The year-over-year improvement on profit was mainly attributable to the enhanced profitability of mature hotels, the expansion of our network and the favorable impact of the Expo.
Basic and diluted net earnings per share/ADS. For the third quarter of 2010, basic net earnings per share was RMB0.37(US$0.05), while diluted net earnings per share was RMB0.36 (US$0.05); basic net earnings per ADS was RMB1.47 (US$0.22), while diluted net earnings per ADS was RMB1.43 (US$0.21). Excluding share-based compensation expenses, adjusted basic net earnings per share (non-GAAP) was RMB0.38(US$0.06), while adjusted diluted net earnings per share (non-GAAP) was RMB0.37 (US$0.06), and adjusted basic net earnings per ADS (non-GAAP) was RMB1.53 (US$0.23), while adjusted diluted net earnings per ADS (non-GAAP) was RMB1.49 (US$0.22).
EBITDA (non-GAAP) for the third quarter of 2010 was RMB155.0 million (US$23.2 million), compared to RMB72.0 million (US$10.5 million) in the third quarter of 2009 and RMB144.5 million (US$21.3 million) in the previous quarter. EBITDA from operating hotels (non-GAAP) was RMB190.6 million (US$28.5 million), representing an increase of 139.7% from the same period of 2009 and an increase of 16.9% sequentially. The year-over-year increase in EBITDA and EBITDA from operating hotels was primarily due to the enhanced profitability of mature hotels, the expansion of our network and the favorable impact of the Expo.
Cash flow. Net operating cash flow for the third quarter of 2010 was RMB164.0 million (US$24.5 million). Cash spent on the purchase of property and equipment, which is part of investing cash flow, was RMB111.2million (US$16.6 million).

Cash and cash equivalents. As of September 30, 2010, the Company had cash and cash equivalents of RMB1,271.7 million (US$190.1 million).
Business Outlook and Guidance
“We are confident with our previously announced full year plan of 185-195 new hotel openings in 2010,” commented CEO Mr. Zhang. “With a good acceptance of all three HanTing hotel products in the market, we expect to benefit from our multiple-brand strategy in the next couple of years, evidenced by expanding customer coverage and growing interest from hotel franchisees.”
The Company expects to achieve net revenues in the range of RMB450 to 470 million in the fourth quarter of 2010. In light of the stronger-than-expected demand driven by the Expo and our successful increase of same-hotel revenue, we adjust our full year net revenues forecast to grow 38% to 39% from 2009.
The above forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call
HanTing Inns and Hotels’ management will host a conference call at 8 p.m. EST, Monday, November 8, 2010 (or 9 a.m. on Tuesday, November 9, 2010 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (888) 830 9551 (for callers in the US), +86 10 800 152 1039 (for callers in China Mainland), +852 3002 1675 (for callers in Hong Kong) or +1 (408) 961 6560 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code HTHT. Please dial in approximately 10 minutes before the scheduled time of the call.
A recording of the conference call will be available after the conclusion of the conference call through November 16, 2010. Please dial +1 877 482 6144 (for callers in the US) or +1 617 213 4164 (for callers outside the US) and entering pass code 521 625 58.
The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.htinns.com.
Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, adjusted income from operations excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses, adjusted basic and diluted net earnings per share and per ADS excluding share-based compensation expenses, EBITDA and EBITDA from operating hotels. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense comprises a significant portion of the cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses, to assess operating results of the hotels in operation. The Company believe that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses, helps facilitate year-on-year comparison of the results of operations as the number of hotels in the development stage may vary significantly from year to year. Therefore, the Company believes EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation. The calculation of EBITDA and EBITDA from operating hotels does not deduct interest income. The presentation of EBITDA and EBITDA from operating hotels should not be construed as an indication that our future results will be unaffected by other charges and gains considered to be outside the ordinary course of the business.

The use of EBITDA and EBITDA from operating hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses have been and will be incurred and are not reflected in the presentation of EBITDA from operating hotels. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest expense, income tax expense, pre-opening expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance.
The terms EBITDA and EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or EBITDA from operating hotels may not be comparable to EBITDA or EBITDA from operating hotels or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or EBITDA from operating hotels in the same manner as the Company does.
Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and EBITDA from operating hotels, to consolidated statement of operations information are included at the end of this press release.
About China Lodging Group, Limited
China Lodging Group, Limited (“HanTing Inns and Hotels” or the “Company”) is a leading economy hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. As of September 30, 2010, the Company had 368 hotels and 42,750 rooms in 55 cities across China.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the risks described in “Risk Factors” beginning on page 13 and elsewhere in the Company’s registration statement on Form F-1. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.
—Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Consolidated Balance Sheets

	December 31, 2009	September 30, 2010
	RMB	RMB	US$ ( Note 1)
	(in thousands)

Assets
Current assets:
Cash and cash equivalents	270,587	1,271,710	190,077
Restricted cash	500	12,275	1,835
Accounts receivable, net	15,158	22,212	3,320
Amount due from related parties	4,632	3,540	529
Prepaid rent	69,618	122,993	18,383
Inventories	8,883	10,535	1,575
Other current assets	28,976	27,585	4,123
Deferred tax assets	18,272	18,272	2,731

Total current assets	416,626	1,489,122	222,573

Property and equipment, net	1,028,267	1,212,064	181,162
Intangible assets, net	20,395	36,963	5,525
Goodwill	18,452	18,452	2,758
Other assets	61,170	76,806	11,479
Deferred tax assets	36,222	37,442	5,596

Total assets	1,581,132	2,870,849	429,093

Liabilities, mezzanine equity and equity
Current liabilities:
Long-term debt, current portion	57,000	24,000	3,587
Accounts payable	141,571	213,161	31,860
Amount due to related parties	928	1,579	236
Salary and welfare payable	29,597	39,275	5,870
Deferred revenue	43,203	58,925	8,807
Accrued expenses and other current liabilities	89,383	92,129	13,770
Income tax payable	3,869	37,360	5,584

Total current liabilities	365,551	466,429	69,714

Long-term debt	80,000	—	—
Deferred rent	174,775	222,848	33,308
Deferred revenue	31,558	50,137	7,494
Other long-term liabilities	20,453	38,297	5,724
Deferred tax liabilities	6,538	6,538	977

Total liabilities	678,875	784,249	117,217

Mezzanine equity
Series B convertible redeemable preferred shares	796,803	—	—
Equity
Ordinary shares	46	178	27
Series A convertible preferred shares	34	—	—
Additional paid-in capital	351,994	2,162,268	323,185
Accumulated deficit	(245,457)	(64,625)	(9,659)
Accumulated other comprehensive loss	(12,528)	(18,712)	(2,797)

Total China Lodging Group, Limited shareholders’ equity	94,089	2,079,109	310,756
Noncontrolling interest	11,365	7,491	1,120

Total equity	105,454	2,086,600	311,876

Total liabilities, mezzanine equity and equity	1,581,132	2,870,849	429,093

Note 1:	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.6905 on September 30, 2010 as set forth in H.10 statistical release of the Federal Reserve Board.

China Lodging Group, Limited
Unaudited Consolidated Statements of Operations

	Quarter Ended
	September 30, 2009	June 30, 2010	September 30, 2010
	RMB	RMB	RMB	US$ ( Note 1)
	(in thousands, except per share and per ADS data)

Revenues:
Leased-and-operated hotels	349,788	432,880	497,742	74,395
Franchised-and-managed hotels	11,325	31,142	37,250	5,568

Total revenues	361,113	464,022	534,992	79,963
Less: business tax and related surcharges	(20,004)	(25,159)	(28,936)	(4,325)

Net revenues	341,109	438,863	506,056	75,638

Operating costs and expenses:
Hotel operating costs	(256,268)	(273,633)	(311,115)	(46,501)
Selling and marketing expenses	(18,546)	(16,507)	(20,557)	(3,073)
General and administrative expenses	(21,724)	(25,621)	(35,169)	(5,257)
Pre-opening expenses	(7,518)	(18,564)	(35,528)	(5,310)

Total operating costs and expenses	(304,056)	(334,325)	(402,369)	(60,141)

Income from operations	37,053	104,538	103,687	15,497
Interest income	630	1,526	5,232	782
Interest expenses	(2,493)	(739)	(127)	(19)
Other income	—	406	399	60
Foreign exchange gain/(loss)	12	(303)	4,011	600

Income before income tax	35,202	105,428	113,202	16,920
Income tax expense	(9,112)	(23,403)	(23,140)	(3,459)

Net income	26,090	82,025	90,062	13,461
Net income attributable to noncontrolling interests	(3,826)	(2,323)	(1,380)	(206)

Net income attributable to China Lodging Group, Limited	22,264	79,702	88,682	13,255

Net earnings per share
— Basic	0.12	0.33	0.37	0.05
— Diluted	0.12	0.32	0.36	0.05

Net earnings per ADS
— Basic	0.49	1.32	1.47	0.22
— Diluted	0.48	1.29	1.43	0.21

Weighted average ordinary shares outstanding
— Basic	59,555	241,018	241,019	241,019
— Diluted	186,265	246,305	247,536	247,536

Note 1:	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.6905 on September 30, 2010 as set forth in H.10 statistical release of the Federal Reserve Board.

China Lodging Group, Limited
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)

Hotel operating costs	311,115	61.5%	452	0.1%	310,663	61.4%
Selling and marketing expenses	20,557	4.1%	212	0.0%	20,345	4.1%
General and administrative expenses	35,169	6.9%	2,623	0.5%	32,546	6.4%
Pre-opening expenses	35,528	7.0%	—	0.0%	35,528	7.0%

Total operating costs and expenses	402,369	79.5%	3,287	0.6%	399,082	78.9%

Income from operations	103,687	20.5%	3,287	0.6%	106,974	21.1%

	Quarter Ended September 30, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$ ( Note 1)		US$		US$
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)

Hotel operating costs	46,501	61.5%	68	0.1%	46,433	61.4%
Selling and marketing expenses	3,073	4.1%	32	0.0%	3,041	4.1%
General and administrative expenses	5,257	6.9%	392	0.5%	4,865	6.4%
Pre-opening expenses	5,310	7.0%	—	0.0%	5,310	7.0%

Total operating costs and expenses	60,141	79.5%	492	0.6%	59,649	78.9%

Income from operations	15,497	20.5%	492	0.6%	15,989	21.1%

	Quarter Ended June 30, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)

Hotel operating costs	273,633	62.4%	337	0.1%	273,296	62.3%
Selling and marketing expenses	16,507	3.8%	210	0.0%	16,297	3.7%
General and administrative expenses	25,621	5.8%	2,437	0.6%	23,184	5.3%
Pre-opening expenses	18,564	4.2%	—	0.0%	18,564	4.2%

Total operating costs and expenses	334,325	76.2%	2,984	0.7%	331,341	75.5%

Income from operations	104,538	23.8%	2,984	0.7%	107,522	24.5%

	Quarter Ended September 30, 2009
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)

Hotel operating costs	256,268	75.1%	103	0.0%	256,165	75.1%
Selling and marketing expenses	18,546	5.4%	155	0.0%	18,391	5.4%
General and administrative expenses	21,724	6.4%	1,900	0.6%	19,824	5.8%
Pre-opening expenses	7,518	2.2%	—	0.0%	7,518	2.2%

Total operating costs and expenses	304,056	89.1%	2,158	0.6%	301,898	88.5%

Income from operations	37,053	10.9%	2,158	0.6%	39,211	11.5%

	Quarter Ended
	September 30, 2009	June 30, 2010	September 30, 2010
	RMB	RMB	RMB	US$ ( Note 1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share and per ADS data)

Net income attributable to China Lodging Group, Limited (GAAP)	22,264	79,702	88,682	13,255
Share-based compensation expenses	2,158	2,984	3,287	492

Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	24,422	82,686	91,969	13,747

Net earnings per share (GAAP)
— Basic	0.12	0.33	0.37	0.05
— Diluted	0.12	0.32	0.36	0.05

Net earnings per ADS (GAAP)
— Basic	0.49	1.32	1.47	0.22
— Diluted	0.48	1.29	1.43	0.21

Adjusted net earnings per share (non-GAAP)
— Basic	0.13	0.34	0.38	0.06
— Diluted	0.13	0.34	0.37	0.06

Adjusted net earnings per ADS (non-GAAP)
— Basic	0.54	1.37	1.53	0.23
— Diluted	0.52	1.34	1.49	0.22

Weighted average ordinary shares outstanding
— Basic	59,555	241,018	241,019	241,019
— Diluted	186,265	246,305	247,536	247,536

	Quarter Ended
	September 30, 2009	June 30, 2010	September 30, 2010
	RMB	RMB	RMB	US$ ( Note 1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)

Net income attributable to China Lodging Group, Limited (GAAP)	22,264	79,702	88,682	13,255
Interest expenses	2,493	739	127	19
Income tax expense	9,112	23,403	23,140	3,459
Depreciation and amortization	38,115	40,624	43,081	6,439

EBITDA (non-GAAP)	71,984	144,468	155,030	23,172
Pre-opening expenses	7,518	18,564	35,528	5,310

EBITDA from operating hotels (non-GAAP)	79,502	163,032	190,558	28,482

Note 1:	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.6905 on September 30, 2010 as set forth in H.10 statistical release of the Federal Reserve Board.

China Lodging Group, Limited
Operational Data

	As of
	September 30,	June 30,	September 30,
	2009	2010	2010

Total hotels in operation:	216	324	368
Lease-and-operated hotels	166	187	200
Franchised-and-managed hotels	50	137	168
Total Hotel rooms in operation	26,475	37,782	42,750
Lease-and-operated hotels	20,906	23,331	24,938
Franchised-and-managed hotels	5,569	14,451	17,812
Number of cities	38	51	55

	For the quarter ended
	September 30,	June 30,	September 30,
	2009	2010	2010

Occupancy rate (as a percentage)
Leased-and-operated hotels	98%	100%	97%
Franchised-and-managed hotels	95%	94%	93%
Total hotels in operation	98%	98%	95%
Average daily room rate (in RMB)
Leased-and-operated hotels	175	200	223
Franchised-and-managed hotels	171	189	210
Total hotels in operation	174	196	218
RevPAR (in RMB)
Leased-and-operated hotels	172	199	215
Franchised-and-managed hotels	163	179	195
Total hotels in operation	171	192	207
Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30,
	2009	2010

Total hotels in operation:	181	181
Leased-and-operated hotels	152	152
Franchised-and-managed hotels	29	29
Total Hotel rooms in operation	22,734	22,734
Leased-and-operated hotels	19,371	19,371
Franchised-and-managed hotels	3,363	3,363
Occupancy rate (as a percentage)	99%	99%
Average daily rate (in RMB)	175	221
RevPAR (in RMB)	173	220
###